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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

PVF CAPITAL CORP

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

693654 10 5

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(CUSIP Number)

RICHARD BARONE

C/O THE ANCORA GROUP, INC.

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

February 25, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 693654 10 5

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

THE ANCORA GROUP, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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SCHEDULE 13D

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CUSIP NO. 693654 10 5

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Frederick DiSanto

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

N/A

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

N/A

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

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14

TYPE OF REPORTING PERSON*

IN (Other)

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SCHEDULE 13D

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CUSIP NO. 693654 10 5

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

N/A

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

N/A

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A

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14

TYPE OF REPORTING PERSON*

IA

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The following constitutes Amendment No. 9(Note: Amendments 1-7 were filed under the name Ancora Capital) to the Schedule 13D filed by the undersigned February 21, 2007, May 24, 2007, September 5, 2007, September 24, 2007, April 8, 2008, April 17, 2008, May 16, 2008 February 21, 2012.

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of PVF Capital Corp. The address of the issuer is 30000 Aurora Road, Solon, OH 44139

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora” or “Ancora Group”. Participants in The Ancora Group include The Ancora Group, Inc., an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, a subsidiary of The Ancora Group, Inc. incorporated in the state of Nevada; Ancora Advisors LLC, a subsidiary of The Ancora Group, Inc., a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of The Ancora Group, Inc. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora MicroCap Fund, are registered with the SEC as investment companies under the Investment Company Act, as amended. Mr. Frederick DiSanto is the largest shareholder of The Ancora Group, Inc., which owns 100% of its subsidiaries, Ancora Advisors and Ancora Securities, Inc.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated there under.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. DiSanto is a U.S. citizen. Mr. DiSanto serves on the Board of Directors of PVF Capital Corp and is also a Board member in various capacities for both public and private corporations and foundations.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of Ancora, including Mr. DiSanto, have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

In recent months, Mr. DiSanto and the Ancora Entities have purchased and sold shares and reserve the right to acquire or dispose of shares of the Company as they consider advisable in the future. In recent days the acquisition of shares has resulted in the need to file this amendment.

The current environment for construction and development lending as well as mortgage financing is difficult, and Northeast Ohio poses additional population related problems. However, a number of factors exclusive to Park View, are exceptionally favorable: 1) Park View’s asset base is the ideal size to undertake the costs of developing non-mortgage related new business; 2) the difficulties facing other area banks provides the opportunity to gain market share; 3) Park View’s comprehensive footprint provides an ideal base for more aggressive expansion.

Item 5.

Interest in Securities of the Issuer

Set forth below, Mr. DiSanto and the other entities named herein, in the aggregate, as of February 25, 2013 are filing Form 13D as notification that the number of Shares which may be deemed to be beneficially owned has fallen below the 5 percent threshold of the Shares outstanding represented by such ownership (based on 26,399,939 shares outstanding as of February 13, 2013):

Name:	No. of Shares	Percent of Class
Ancora Owners/Employees (1)	N/A	N/A
Ancora Funds & Partnerships(2)	N/A	N/A
Ancora Advisors(3)	N/A	N/A
Total	N/A	Less than 5%

-

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Ancora Securities(4)

N/A

N/A

(1) These Shares are owned by the owners and employees of Ancora including Frederick DiSanto.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(4) These shares are owned by clients Ancora Securities, where Ancora has neither the power to vote these shares nor the power to dispose of these shares.  In addition, some shares held by Ancora Securities are owned by PVF Capital Directors Umberto Fedeli and Robert King Jr. who may have their own filing requirements.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date	Buy/Sell	Quantity	Price
02/19/2013	Sell	62,000	3.8294
02/20/2013	Sell	20,000	3.8279
02/21/2013	Sell	75,499	3.7777
02/22/2013	Sell	202,888	3.7482
02/25/2013	Sell	38,800	3.7358
		399,187

Exhibit B: Joint Filing Agreement by and among The Ancora Group, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, and Frederick DiSanto, dated February 27, 2013.

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

February 27, 2013

THE ANCORA GROUP, INC.

By:/s/ Richard A. Barone

      Richard A. Barone

Chairman

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Frederick DiSanto

FREDERICK DISANTO

EXHIBIT A

PVF CAPITAL CORP (PVFC)

SECURITY CROSS REFERENCE

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated February 27, 2013 (including amendments thereto) with respect to the Common Stock of PVF Capital Corp.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

February 27, 2013

THE ANCORA GROUP, INC.

By:/s/ Richard A. Barone

      Richard A. Barone

Chairman

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Frederick DiSanto

FREDERICK DISANTO